UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Intimation of receipt of approval from Reserve Bank of India (“RBI”) for reappointment of Mr. Sandeep Batra (DIN: 03620913) as Executive Director

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We write further to the disclosure filed by ICICI Bank Limited (“the Bank”) on January 25, 2025.

RBI has, vide its letter no. DOR.GOV.No.S2116/08.88.001/2025-26 dated June 16, 2025, approved the re-appointment of Mr. Sandeep Batra (DIN: 03620913) as Executive Director of the Bank for a period of two years from December 23, 2025 to December 22, 2027.

The approval of the shareholders for the re-appointment will be sought in due course of time.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: June 16, 2025	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Associate Leadership Team